LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Wednesday, February 16, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Mark P. Shuman, Branch Chief - Legal

Re:

Sprout Development, Inc.

Amendment No. 1 to Form F-1 filed December 3, 2004

File Number 333-119735

Dear Mr. Shuman:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Sprout Development, Inc.’s filing on Form F-1.  The electronic copy of this Amendment No. 1 was filed via Edgar earlier today, with a submission date of February 16, 2005.

Below are the comments from your comment letter regarding Sprout Development Inc.’s Amendment No. 1 filing, each followed by Sprout Development, Inc.’s responses thereto.

General

Comment:

1.

We note your response that the holders of Class D preferred shares will not have their shares cancelled upon receipt of the Sprout shares as previously disclosed but will retain their preferred shares and that an exchange is therefore not being effected.  Please tell us the chronology of events that occurred in establishing the terms of the offering being registered.  Your supplemental response advises that the distribution ratios were determined by the president of Puroil and the president of Sprout whereas the disclosure states on page 11 that the ratio “was determined by arm’s-length negotiation between the Puroil president and the Puroil Class D preferred shareholders.”  It appears that the initial determination was made that the preferred shares would be cancelled and returned to treasury and that the terms of the transaction are still being negotiated such that those shares will no longer be cancelled.  Please provide a complete response regarding when and by whom the terms of the offering were established.

Response:

The preferred shares originally designed to be cancelled but that provision was modified quite a while ago.  The terms of the transaction are not still being “negotiated” and we do not understand how such a conclusion was arrived at.

If the disclosure or supplemental responses have not been clear, we apologize and have tried to be consistent and clear in Amendment No. 2.  The fact is that the shares were not sold until the terms of the preferred stock were agreed to between Mr. Durward and a few of the potential preferred stock investors.  It was at that point that the price and the terms were set and then sold to the investors, and on this basis, we believe it is accurate to state that the terms were arrived at by “arms-length negotiations”.

Comment:

2.

Because all the recipients of the securities in the distribution are underwriters, the securities they receive will not be freely transferable, and could typically be resold only by using the prospectus, or a subsequent prospectus.  With a view to disclosure, describe the steps you will take to ensure that transfers by these underwriters will only be made by means of registered transfers or upon demonstration of the availability of an exemption to the satisfaction of the issuer.  For example, will a legend be printed on the certificates delivered to the holders or will stop transfer instructions be provided to the transfer agent?  What steps have or will be taken to ensure that subsequent transfers by the underwriters will comply with the registration requirements of the Securities Act?  What measures has the issuer taken to ensure that the underwriters comply with the prospectus delivery requirements?

Response:

As of the date of this filing, no specific steps have been taken, but the Company is working on preparation of such safeguards.

Cover Page of Registration Statement

Comment:

3.

We note that the cover page refers to selling the “securities” at “a fixed price of $.10 per share”.  Because there are two classes of securities that are being offered for sale, namely the common stock and warrants, the initial offering price for each class of securities being offered should be stated on the cover page.  Please revise accordingly.

Response:

The fixed price o $0.10 relates to the price of the “Units”, which consists of 4,000,000 shares and warrants to purchase 2,000,000 shares.

Comment:

4.

Please condense the information in the first and fourth paragraphs to eliminate duplicative text and to present only the information that is necessary to understand the nature of the transactions being registered and the securities involved in those transactions.  Reformat the presentation to avoid long, complex sentences with lettered sub-clauses.

Response:

We condensed the information as noted in this comment and reformatted the subject paragraph.

Comment:

5.

See prior comment 8.  We reissue this comment.  State on the cover page that the warrants will expire in 12 months from the effective date of this registration statement.

Response:

Such statement is found in the fourth paragraph on the cover page of the prospectus.

Comment:

6.

Please include on the cover page the rate at which shares of stock and warrants will be distributed to Puroil shareholders.  Shareholders should know from the cover page disclosure how many shares of Sprout they will receive in relation to the Puroil shares held.  It appears that this information is disclosed on page 11 but a concise description should be on the cover page.

Response:

We have made this revision, which is comprised of the sixth paragraph on the cover page of the prospectus.

Summary

Comment:

7.

See prior comment 11.  We reissue this comment in part.  Please remove the reference to “certain information” from the first sentence.

Response:

We have revised the phrase to read “the information”.

Comment:

8.

See prior comment 12.  The revised disclosure describes your reliance on a channel sales model; however, the disclosure is unclear.  Revise the sentence on page 1 that reads in part “accessing the client of business promote or sell products that would tend to have an interest in one’s own products” to describe more clearly how the model is expected to operate.

Response:

We have revised this paragraph to make the concept more clear.

Comment:

9.

Regarding the four paragraphs following the Summary Statement of Operations Data on page 3, it appears that the first two paragraphs should be deleted as they are repetitive of information presented on page 1.  The paragraph relating to how the company plans to generate revenues seems more appropriately included under the subtitle Our Company where your address briefly the company’s business plans.

Response:

We have made this revision noted by this comment.

Reason for the Offer and Use of Proceeds

Comment:

10.

Please remove the reference to “arm’s length negotiations” as they are inappropriate in this context.  Consider this comment in evaluating other text in your filing that refers to related party transactions.

Response:

Please see response to comment No. 1 above.

Use of Proceeds

Comment:

11.

See prior comment 21.  Revise the disclosure in Use of Proceeds, consistent with the Expenses of the Distribution chart on page 29, to state the total estimated cost related to the offering being registered.

Response:

We have revised the disclosure to be consisted with the Expenses of the Distribution chart.

Comment:

12.

See prior comment 22.  We were unable to locate a supplemental copy of the agreement with the consultant as previously requested.  Supplementally advise where in the prospectus you discuss the services to be provided by the consultant and the $10,000 fee in exchange for those services.  Furthermore, please explain why a contract of this type in the amount of $10,000 is not material to the company whose assets total less than $80,000.  See Item 601(b)(10)(i)(B).

Response:

We have filed this agreement as an exhibit to Amendment No. 2, and enclosed a copy herein.  The description of the agreement was found in Note 3 to the financial statements.  We have now added information regarding the agreement under the subheading “Contractual Obligations”, which is part of Item 5.

Business

Comment:

13.

See prior comments 23 and 24.  We reissue our prior comments.  We note your supplemental responses that references to third-party websites and research reports have been deleted from the prospectus; however, the www.mediate.com, http://www.cdc.gov/nchs/nsfg.htm, www.localendar.com, www.infocode.com.au, www.timetrade.com and, and www.TimeToParent.com continue to be referenced in the prospectus.  Similarly, you continue to include references to the National Center for Health Statistics and Centers for Disease Control.  If you wish to include these sources, please provide the supplemental marked copies previously requested.

Response:

We have deleted these references.

Operating and Financial Review and Prospectus Management’s Discussion and Analysis of Plan of Operation, page 17

Comment:

14.

We note your response to comment number 33.  Your response states that the professional and legal expenses were not capitalized as prepaid expenses yet your disclosure on page 17 still states such.  We further note that your disclose still states that these costs will be charged again Capital in Excess of Par Value upon receipt of the stock proceeds.  Revise your disclosure accordingly.  We note your reference to generally accepted accounting principles in your response.  Tell us the specific literature under GAAP that supports your accounting.

Response:

This was an oversight – the disclosure on page 17 regarding the professional and legal expenses has been revised.  The reference to costs charged against Capital in Excess of Par Value has been deleted.

Comment:

15.

We note your response to comment number 34.  Revise to disclose your accounting policy for offering costs within your accounting policies in your audited financial statements.

Response:

Sprout’s accounting policy for offering costs is set forth in Note 3 to the audited financial statements. We do not believe that any further disclosure is required, nor are we unaware of any requirement in accounting literature that requires such disclosures be made in Note 1.

Comment:

16.

We reissue prior comment 29.  Please identify with specificity the average monthly costs for the company on a going forward basis.  What will your anticipated general and administrative costs after effectiveness of this filing?  What will be the effect of known changes as a result of becoming a reporting company?  Please provide clear disclosure regarding your historical costs relating to registering the distribution and resales and known trends regarding future activities once the filing has been declared effective.

Response:

We have revised the first paragraph of Item 5 in response to this comment.

Selling Shareholders, page 25

Comment:

17.

We note your revisions to the shareholder table, which have substituted the listing of shares and warrants with a reference to “units” held pre- and post-distribution.  Because you are registering the distribution and resale of shares, warrants and shares underlying the warrants and not “units” the shareholder table presentation must reflect the transaction being registered.  Please revise the presentation accordingly.

Response:

The prior version of the registration statement did not accurately describe the securities.  The securities held by Puroil which Puroil is distributing are actually units due to the fact that the warrants were attached to the shares that were issued and not three separate securities.  We have made this revision throughout the document.

Comment:

18.

Please revise the table to include all the information required by Item 507 of Regulation S-B for each class of securities offered.  For example, the security ownership prior to and after the distribution is not clear.  The listing should correspond to the 6 million shares and 2 million warrants referenced on the cover page.  In this regard, it is unclear how Mr.

Cozac’s 13.9 million shares ties in with your total of 4,000,000.  Ensure that the aggregate securities offered by the listed selling security holders correspond to the total number of each class of securities you register for resale.  Please revise.

Response:

The table reflects the number of Units held by the selling shareholders as a result of the distribution by Puroil and the Units being resold by the selling shareholders.  Mr. Cozac has been removed from the Selling Shareholder list.  We believe that the table is correct.

Material Contracts, page 35

Comment:

19.

We note that you have revised the disclosure on page 35 relating to the material contract with Mr. Cozac for the “child-time-management software concept”.  You state that the license gives Sprout “access to a concept and not a developed product” and permits Sprout to “develop, market, sell and sub-lease software” based on that concept but does not protect against competitors that develop similar products.  It is unclear from this description that any underlying ownership right has been conveyed with the “concept” and that a “license” actually exists.  It appears that the “concept” relates to activities that anyone can engage in and the transferor has no right to exclude others from engaging in those activities.  The use of the term “license” in this context therefore appears to be inappropriate.  Please advise.

Response:

The license agreement refers to a license.  The fact that the transferor cannot exclude others from engaging in “those activities” is irrelevant.  An intellectual property does not rely on exclusivity as a basis for its existence.  It would be inconsistent to present this agreement any differently than by describing the terms set forth therein.

Exhibits

Comment:

20.

See prior comment 39.  The license agreement should be filed under Item 601(b)(10) as a material contract rather than under Item 601(b)(4), which relates to instruments defining the rights of security holders.

Response:

We have corrected the numbering error.

Comment:

21.

We are unable to concur with your response to prior comment 41. What is the basis for your belief that there are no material federal tax consequences and that a tax opinion is not required?  We note that page 37 of the prospectus states that you believe the distribution will be treated as a “tax-free return of capital to the extent that the fair market value of such portion of the amount received does not exceed the stockholder’s basis in the Puroil Common Stock held ….”.  The conclusion that the transaction is tax-free to stockholders is material to investors and must be supported by an opinion of counsel or an independent public or certified accountant.  Please provide a tax opinion in support of the tax consequences.  See Item 601(b)(8) of Regulation S-B.  The prospectus disclosure should identify tax counsel, the matters covered by the opinion, and the relevant Internal Revenue Code sections.

Response:

Item 10.E of Form 20-F requires information regarding taxes to which shareholders in the host country may be subject.  Since all of the shareholders of Puroil are residents of Canada, there is no impact on US investors from the distribution.

Comment:

22.

In light of your disclosures on page 37 regarding the tax treatment of the distribution, your answer to the question on tax treatment does not provide a clear statement as to the tax consequences and in that regard is not consistent with that disclosure.  Please revise.

Response:

Please see our response to comment No. 21 above.

Signatures

Comment:

23.

We reissue our prior comment 43.  Please indicate who is signing in the capacity of authorized representative in the United States.

Response:

As discussed with Ms. Maryse Mills-Apenteng on February 15th, Sprout’s authorized resident agent in the US, Paracorp, is not willing to sign the document with the designation of “authorized representative” because such designation implies that Parasec provides more than resident agent services. To date, we have not received a response to this issue and have decided to file the document with this designation.

Financial Statements

Independent Auditors Report, page F-2

Comment:

24.

We note your response to comment number 44.  In the future, please ensure that the audits performed by your independent auditors comply with all of the PCAOB’s audit requirements.  Specifically, see “Auditing Standard No. 3 – Audit Documentation”.

Response:

We believe that the audit complies with PCAOB requirements.

Note 1 – Organization and Summary of Significant Accounting Policies

Fair Value of Financial Instruments and Derivative Financial Instruments

Comment:

25.

We note your response to comment 46 but note that the reference to SFAS 119 is still included in your filing.  Revise to clarify the accounting literature you follow for your financial instruments and derivative financial instruments.

Response:

The reference to SFAS 119 has now been deleted.

Note 5- Issuance of shares and warrants

Comment:

26.

We note your response to comment number 47.  Supplementally tell us about the restrictions on the shares that were issued to Mr. Cozac and Mr. Balsara.  Tell us how these restrictions affected the valuation of the share price.

Response:

The shares are “restricted” meaning that they are not freely tradable because they were not issued pursuant to a registration statement.  The restriction had no impact on the valuation of the share price.

Comment:

27.

We note your response to comment number 49 but do not believe that you have addressed the issuance of shares to Mr. Balsara.  Revise and tell us why the shares were issued to Mr. Balsara.

Response:

The shares were sold to Mr. Balsara at the price of $0.01 as an inducement to him to join the Board of Directors.

Recent Sales of Unregistered Securities

Comment:

28.

On page 41 you state that the shares issued to Mr. Cozac were issued in consideration for establishing the Company and contributing the concept underlying the Company’s business plan.  This is not consistent with your disclosure on page 21.  Please revise accordingly.  We further note on page 41 that you disclose that no cash consideration was paid for these shares yet on page F-5 you disclose they were issued for cash.  Supplementally tell us and revise your filing.

Response:

The statement on page 41 that no cash consideration was paid was incorrect and has been revised.

We have also filed with this Amendment No. 2 Sprout’s Articles of Incorporation. The previous articles that were filed were incorrect.

If you have any questions regarding any of the response provided herein, please feel free to contact me at 403.693.8014. We are looking forward to scheduling an effective date for this registration statement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.